FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                                For June 28 2005




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)

Deswell Industries, Inc. Announces Fourth Quarter and Year-End Results;
     Revenues Increase 35% for the Quarter and 29% for the Year;
  Deswell also Announces Fourth Quarter Dividend of $0.17 per Share

    MACAO--(BUSINESS WIRE)--June 21, 2005--Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fourth quarter and year ended March 31, 2005.
    Net sales for the fourth fiscal quarter ended March 31, 2005 increased 35.0% to $28.7 million from $21.3 million in the fourth fiscal quarter ended March 31, 2004. Operating income for the fourth quarter ended March 31, 2005 increased 28.4% to $3.6 million for the most recent quarter, compared to $2.8 million for same period last year. Net income for the fourth quarter of fiscal 2005 increased 23.7% to $3.4 million compared to $2.7 million for the same period last year. Basic earnings per share and diluted earnings per share for the quarter increased to $0.23 and $0.23, respectively (based on 14,690,000 and 14,777,000 weighted average shares outstanding, respectively), compared to $0.20 and $0.19, respectively (based on 13,722,000 and 14,227,000 weighted average shares outstanding, respectively), in the quarter ended March 31, 2004.
    Net sales for the year ended March 31, 2005 increased 29.2% to $125.6 million from net sales of $97.2 million for the year ended March 31, 2004. Operating income increased 8.5% to $17.8 million for the year ended March 31, 2005, compared to $16.4 million for fiscal 2004. Net income for the year was $15.2 million, an increase of 3.1% over net income of $14.7 million for the year ended March 31, 2004. Basic earnings per share and diluted earnings per share decreased to $1.04 and $1.02, respectively (based on 14,656,000 and 14,933,000 weighted average shares outstanding), compared to $1.08 and $1.04 respectively (based on 13,664,000 and 14,159,000 weighted average shares outstanding), for the year ended March 31, 2004.
    Total gross margin decreased to 25.6% in the fourth quarter ended March 31, 2005 from 29.6% in the fourth quarter last year. Gross profit in the plastic segment of 34.3% was approximately the same as the fourth quarter of last year. Gross profit in the electronic & metallic segment decreased to 18.0% of net sales for the quarter ended March 31, 2005 compared to 23.4% of net sales last year. Materials costs in the electronic & metallic segment increased approximately 5% during the year. In most cases, this increase could not be passed along to customers. Furthermore, Deswell offered volume pricing for large orders obtained by its electronics division during the year.
    The Company continues to maintain a strong financial position. The Company's cash and cash equivalents on March 31, 2005 were $28.1 million, as compared to $30.2 million on March 31, 2004. Working capital was $57.6 million as of March 31, 2005, versus $52.9 million as of March 31, 2004. The Company has no long-term or short-term borrowings.
    Mr. Richard Lau, chairman and chief executive officer, commented, "We are pleased to have reported growth in both our plastics, and electronic & metallic divisions during the fourth quarter of 9.2% and 69.7% respectively and for the year of 12.4% and 49.4% respectively. This year was a tough year for our plastic injection business segment, especially with the significant increase in oil prices during the early part of the year. In addition, we continued to see ongoing pricing pressure. We continue to focus on improving our efficiency through such initiatives as software upgrades and employee training, while keeping a close eye on capacity and capital utilization."
    "Looking ahead to fiscal 2006, we expect our electronics and metallic division to continue to see strong sales growth of 20% to 30% and our plastics segment revenues to remain fairly stable. The construction of the next phase of our Dongguan plastic manufacturing plant will likely be completed in early calendar 2006. We are in the process of installing large-scale mould-making machines for our new Export Tooling business. We are optimistic about the prospects for this new division and look forward to aggressively marketing it to new customers. Given our facility expansion, upgrade and new growth opportunities, we expect outstanding performance in our plastics division in fiscal 2007."

    Fourth-Quarter Dividends

    Deswell also announced that on June 20, 2005, its board of directors declared a cash dividend of $0.17 per share, bringing cash dividends per share for the year ended March 31, 2005 to $0.66. The dividend will be payable on July 18, 2005 to shareholders of record as of June 28, 2005.

    About Deswell

    Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT") and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Digidesign Inc., Vtech Telecommunications Ltd., Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Line 6 Manufacturing and Peavey Electronics Corporation.
    To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.

    This press release may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements in this press release are based on current expectations and are subject to change. Actual results may differ materially from the forward-looking statements. Deswell does not undertake to update any such forward-looking statements or to publicly announce developments or events relating to the matters described herein. Uncertainties and risks are described in Deswell's most recently filed SEC documents, such as its most recent form 20-F.




CONSOLIDATED STATEMENT OF INCOME
(U.S. dollars in thousands, except per share data )



                            Quarter ended           Year ended
                              March 31,              March 31,
                           2005       2004        2005        2004
                       ---------- ----------   ---------   -----------
                       (Unaudited)(Unaudited) (Unaudited)   (Audited)
Net sales                $ 28,693   $ 21,257   $ 125,590    $  97,195
Cost of sales              21,356     14,959      92,072       66,105
                        ---------- ----------  ---------   -----------
Gross profit                7,337      6,298      33,518       31,090
Selling, general and
 administrative expenses    3,726      3,486      15,759       14,718
                        ---------- ----------  ---------   -----------
Operating income            3,611      2,812      17,759       16,372
Interest expense               (5)         -         (12)         (16)
Other income, net             250        382         342          910
                        ---------- ----------  ---------   -----------
Income before income
 taxes                      3,856      3,194      18,089       17,266
Income taxes (note 5)          88         78         576          589
                        ---------- ----------  ---------   -----------
Income before minority
 interests                  3,768      3,116      17,513       16,677
Minority interests            415        406       2,330        1,957
                        ---------- ----------  ---------   -----------
Net income               $  3,353   $  2,710   $  15,183    $  14,720
                        ========== ==========  =========   ===========

Basic earnings per
 share (note 3)          $   0.23   $   0.20   $    1.04    $    1.08
                        ========== ==========  =========   ===========

Weighted average number
 of shares outstanding
 (in thousands) (note 4)   14,690     13,722      14,656       13,664
                        ========== ==========  =========   ===========

Diluted earnings per
 share (note 3)          $   0.23   $   0.19   $    1.02    $    1.04
                        ========== ==========  =========   ===========

Diluted weighted average
 number of shares
 outstanding (in
 thousands) (note 4)       14,777     14,227      14,933       14,159
                        ========== ==========  =========   ===========







DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)
                                                 March 31,   March 31,
                                                    2005       2004
                                                 ----------  ---------
ASSETS                                          (Unaudited)  (Audited)

Current assets :
  Cash and cash equivalents                     $   28,073  $  30,193
  Restricted cash                                    1,040        390
  Marketable securities                                244          -
  Accounts receivable, net                          25,091     18,957
  Inventories                                       21,136     16,174
  Prepaid expenses and other current assets          4,761      2,952
  Income taxes receivable                               20        127
                                                 ----------  ---------
        Total current assets                        80,365     68,793
Property, plant and equipment - net                 56,133     44,261
Investment in associates                                 -          2
Goodwill                                               478        478
                                                 ----------  ---------
              Total assets                      $  136,976  $ 113,534
                                                 ==========  =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable                              $   16,449  $  11,168
  Customer deposits and accrued expenses             6,015      4,619
  Income taxes payable                                 325        130
                                                 ----------  ---------
      Total current liabilities                     22,789     15,917
                                                 ----------  ---------
Minority interests                                   9,420      7,872
                                                 ----------  ---------
Deferred income tax                                      -         15
                                                 ----------  ---------

Shareholders' equity
 Common stock
  - authorized 30,000,000 shares; issued and
    outstanding 14,778,730 shares at
    March 31, 2005 and 13,723,627 shares at
    March 31, 2004 (note 4)                          39,068    29,980
 Additional paid-in capital                           6,970     6,970
 Retained earnings                                   58,729    52,780
                                                  ----------  --------
      Total shareholders' equity                    104,767    89,730
                                                  ----------  --------
   Total liabilities and shareholders' equity    $  136,976  $113,534
                                                  ==========  ========





DESWELL INDUSTRIES, INC.
CONSOLIDATED  STATEMENT  OF  CASH  FLOWS
(U.S. dollars in thousands)

                                                    Year       Year
                                                    ended      ended
                                                  March 31,  March 31,
                                                 ---------------------
                                                     2005      2004
                                                 ----------- ---------
                                                 (Unaudited) (Audited)
                                                 ----------- ---------
Cash flows from operating activities:
 Net income                                        $ 15,183  $ 14,720
 Adjustments to reconcile net income to net cash
   Provided by operating activities:
    Depreciation and amortization                     4,970     4,402
    Loss on disposal of property, plant and
     equipment                                          125       392
    Realized gain on disposal of investment in
     associated                                        (297)        -
    Unrealized loss on revaluation of marketable
     securities                                          53         -
    Net realized gain on marketable securities            -      (533)
    Minority interests                                2,330     1,901
    Deferred tax                                        (15)        -
    Changes in current assets and liabilities:
      Accounts receivable                            (6,134)   (2,230)
      Inventories                                    (4,962)   (1,390)
      Prepaid expenses and other current assets      (1,809)     (304)
      Income taxes receivable                           107       196
      Accounts payable                                5,281     1,525
      Customer deposits and accrued expenses          1,396       362
      Income taxes payable                              195    (3,816)
                                                    --------  --------
 Net cash provided by operating activities           16,423    15,225
                                                    --------  --------

Cash flows from investing activities
 Purchase of property, plant and equipment          (17,003)  (19,862)
 Proceeds from disposal of property, plant and
      Equipment                                          36       430

 Acquisition of marketable securities                     -    (1,056)
 Proceeds from disposal of investment in
  associated                                              2         -
 Proceeds from sale of marketable securities              -     6,410
                                                    --------  --------
    Net cash used in investing activities           (16,965)  (14,078)
                                                    --------  --------

Cash flows from financing activities
 Dividends paid                                      (9,234)   (8,569)
 Dividends paid to minority shareholders of
  subsidiaries                                         (756)     (582)
 Issue of Common Stock                                9,092     1,733
 Odd share redemption upon stock split                   (4)        -

 (Increase)/decrease in restricted cash                (650)    1,976
 Contribution from minority shareholders of
  subsidiaries                                          (26)       88
                                                    --------  --------
    Net cash used in financing activities            (1,578)   (5,354)
                                                    --------  --------

Net increase/(decrease) in cash and cash
 equivalents                                         (2,120)   (4,207)
Cash and cash equivalents, at beginning of year      30,193    34,400
                                                    --------  --------
Cash and cash equivalents, at end of year            28,073    30,193
                                                    ========  ========


Supplementary disclosures of cash flow
 information:
  Cash paid/(refund) during the year for:
     Interest                                        $   12   $    16
     Income taxes                                       289     4,210
                                                    =======  =========


    DESWELL INDUSTRIES, INC.
    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (U.S. dollars in thousands except per share data)

    1. Management's Statement

    In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at March 31, 2005 and March 31, 2004, the results of operations for the quarters and year ended March 31, 2005 and March 31, 2004, and the cash flows for the year ended March 31, 2005 and March 31, 2004. The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 16, 2004 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

    2. Inventories




                                      March 31,           March 31,
                                        2005                2004
Inventories by major categories:
   Raw materials                    $     8,329         $    7,816
   Work in progress                       8,088              4,465
   Finished goods                         4,719              3,893
                                    -----------         ----------
                                    $    21,136         $   16,174
                                    ============        ===========



    3.  Earnings Per Share

        The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 "Earnings Per Share".

        The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

        The net income for the quarters and years ended March 31, 2005 and 2004 were both from the Company's continuing operations.

    4.  Stock Split

        On February 22, 2005, the Company announced that it is effecting a three-for-two stock split of its outstanding shares to holders of record on March 15, 2005 and payable on March 29, 2005.

        The common stock, additional paid-in capital and earnings per shares are presented with regard to the effects of stock split on March 15, 2005.

    DESWELL INDUSTRIES, INC.

    MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
    CONDITION AND RESULTS OF OPERATIONS

    Results of Operations

    General

    The Company's revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong.

    Quarter Ended March 31, 2005 Compared to Quarter Ended March 31,
2004

    Net Sales - The Company's net sales for the quarter ended March 31, 2005 were $28,693,000, an increase of $7,436,000 or 35.0% as compared to the corresponding period in 2004. This net increase was due to the increase in sales within the plastic segment of $1,125,000 and the increase in sales within the electronic & metallic segment of $6,311,000. This represented an increase of 9.2% and 69.7% respectively, as compared with net sales from these segments in the corresponding period in the prior year.
    The revenue increase in the plastic segment was mainly a result of an increase in orders from its existing and new customers of $390,000 and $735,000 respectively during the quarter. The increase in net sales in the electronic & metallic segment was mainly due to an increase in orders from both its existing customers and new customers of $6,075,000 and $768,000 respectively, offsetting the net decrease in orders from old customers of $532,000 during the quarter ended March 31, 2005. The net increase resulted from a change in the customer mix during the period as compared with last year.
    Gross Profit - The gross profit for the quarter ended March 31, 2005 was $7,337,000, representing a gross profit margin of 25.6%. This compares with the overall gross profit and gross profit margin of $6,298,000 or 29.6% for the quarter ended March 31, 2004.
    Gross profit in the plastic segment increased by $383,000 to $4,567,000 or 34.3% of net sales, for the quarter ended March 31, 2005 compared to $4,184,000 or 34.3% of net sales, for fiscal 2004. Gross profit in the electronic & metallic segment increased by $656,000 to $2,770,000 or 18.0% of net sales, for the quarter ended March 31, 2005 compared to $2,114,000 or 23.4% of net sales, for the same period last year. This was mainly attributed to the change in sales mix and the increased demand in lower margin products over the corresponding prior period. There was also an increase in electronic material cost which could not be reflected in the selling price to customers. Finally, Deswell offered volume pricing for large orders obtained by its electronics division.
    Selling, general and administrative expenses - SG&A expenses for the quarter ended March 31, 2005 were $3,726,000, amounting to 13.0% of total net sales, as compared to $3,486,000 or 16.4% of total net sales for the quarter ended March 31, 2004. There was an increase in selling, general and administrative expenses of $240,000 over the corresponding period.
    The SG&A expenses in the plastic segment decreased by $96,000 or 4.2% to $2,171,000 or 16.3% of net sales for the quarter ended March 31, 2005 compared to $2,267,000 or 18.6% of net sales, for the corresponding period in 2004. This was mainly due to tightened expense control.
    The SG&A expenses in the electronic & metallic segment increased by $336,000 or 27.6% to $1,555,000 or 10.1% of net sales, for the quarter ended March 31, 2005 compared to $1,219,000 or 13.5% of net sales for corresponding period in 2004. The increase was primarily related to the increase in salary expenses of $120,000, other general administration expenses of $133,000 and selling expenses of $102,000 during the quarter ended March 31, 2005.
    Operating income - Operating income was $3,611,000 for the quarter ended March 31, 2005, an increase of $799,000 or 28.4% as compared with the corresponding quarter in the prior year.
    On a segment basis, the operating income of the plastic division increased $479,000 to $2,396,000 or 18.0% of net sales, in the quarter ended March 31, 2005 compared to $1,917,000 or 15.7% of net sales in the corresponding period in 2004. The increase in operating income was attributable to the increase in net sales together with the decrease in SG&A expenses.
    The operating income of electronic & metallic segment increased $320,000 to $1,215,000 or 7.9% or net sales, in the quarter ended March 31, 2005 compared to $895,000 or 9.9% of net sales in the corresponding period in 2004. The increase in operating income was attributable to the increase in gross profit offsetting the increase in SG&A expenses as described above.
    Other income - Other income was $250,000 for the quarter ended March 31, 2005, a decrease of $132,000 as compared with the corresponding period in prior year.
    On a segment basis, other income attributable to the plastic segment decreased $160,000 to $16,000 in the quarter ended March 31, 2005, compared to $176,000 in the prior period. This decrease in other income was primarily attributable to the decrease in loss on disposal of fixed assets of $108,000 in the quarter ended March 31, 2005 as compared with corresponding period in 2004.
    Other income attributable to the electronic & metallic segment increased $28,000 to $234,000 in the quarter ended March 31, 2005, compared to $206,000 in the prior period. This increase in other income was mainly due to a gain on disposal of investments of $295,000, offsetting the unrealized loss on revaluation of marketable securities of $53,000, increase in exchange loss of $25,000, the decrease in rental income and other miscellaneous income of $34,000 and $183,000 in the quarter ended March 31, 2005.
    Income Taxes - Income tax expenses for the quarter were $88,000, an increase of $10,000 as compared with the corresponding quarter in the prior year.
    On a segment basis, the income taxes of plastic segment increased $111,000 to $90,000 for the quarter ended March 31, 2005 whereas the income tax expenses for the electronic & metallic segment decreased $101,000 from $99,000 for the quarter ended March 31, 2004, respectively. The increase in the plastic segment was primarily due to an increase in net sales and tax provision in the quarter ended March 31, 2005 whereas the decrease in the electronic & metallic segment was due to the increase in tax exemption received since we relocated our trading operation to Macao since June 2004 offsetting the increase in net sales during the quarter ended March 31, 2005.
    Minority Interest - Minority interests represent a 29% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell's electronic & metallic subsidiaries and a 49% minority interest in the subsidiary conducting marketing for Deswell's plastic and electronic businesses. In January 2003, the Company acquired an additional 20% interest in Integrated, increasing its ownership in that subsidiary from 51% to 71%. In January 2005, the marketing subsidiary ceased operations and was dormant during the quarter ended March 31, 2005. Despite the decrease in minority interest in Deswell's electronic & metallic segment, the dollar amount of minority interest increased to $415,000 for the quarter ended March 31, 2005, from $406,000 for the corresponding quarter in the prior year, which reflects that the electronics and metallic subsidiaries generated more net income in the quarter ended March 31, 2005, compared with corresponding quarter in fiscal 2004.
    Net Income - Net income was $3,353,000 for the quarter ended March 31, 2005, an increase of $643,000 or 23.7%, as compared to $2,710,000 for the quarter ended March 31, 2004, and net income as a percentage of net sales was slightly decreased from 12.7% to 11.7% for the quarter ended March 31, 2005.
    Net income for the plastic segment increased by 16.2% to $2,323,000 for the quarter ended March 31, 2005 compared to $1,999,000 for the corresponding quarter in 2004. The increase in net income of the plastic segment was mainly the result of the increase in operating income, the decrease in SG&A expenses and in minority interest, offsetting the decrease in other income and the increase in income tax expenses, as described above.
    Net income for the electronic & metallic segment increased by 44.9% to $1,030,000 for the quarter ended March 31, 2005 compared to $711,000 for the corresponding quarter in 2004. The increase in net income of the electronic & metallic segment was mainly the result of the increase in operating profit, the increase in other income and the decrease in income tax expenses, offsetting the increase in minority interest, as described above.

    Year Ended March 31, 2005 Compared to Year Ended March 31, 2004

    Net Sales - The Company's net sales for the year ended March 31, 2005, were $125,590,000, an increase of $28,395,000 or 29.2% as compared to year ended March 31, 2004. The increase in sales was mainly related to the increase in sales of plastic segment of $6,596,000 and the increase in sales of electronic & metallic segment of $21,799,000. This represented an increase of 12.4% and 49.4%, respectively, as compared with the respective net sales from these segments in the prior year.
    The revenue increase in the plastics segment was mainly a result of increase in orders from its existing and new customers of $5,461,000 and $1,135,000 respectively as compared to the corresponding period last year. The increase in net sales in the electronic & metallic segment was mainly due to an increase in orders from both existing and new customers of $21,041,000 and $1,950,000 respectively, offsetting the net decrease in orders from old customers of $1,192,000 during the year ended March 31, 2005. The net increase resulted from a change in the customer mix during the period as compared with last year.
    Gross Profit - The gross profit for the year ended March 31, 2005 was $33,518,000, representing a gross profit margin of 26.7%. This compares with the overall gross profit and gross profit margin of $31,090,000 or 32.0% for the year ended March 31, 2004.
    Gross profit in plastic segment decreased by $266,000, to $20,752,000 or 34.8% of net sales, for fiscal year ended March 31, 2005 compared to $21,018,000 or 39.6% of net sales for fiscal 2004. This was mainly attributed to an average 20% to 30% increase in resin cost and the increase in net sales of relatively lower margin plastic injection assembly over fiscal year 2005, and therefore offsetting the increase in net sales for the year.
    Gross profit in the electronic & metallic segment increased by $2,694,000 to $12,766,000 or 19.4% of net sales, for fiscal year ended March 31, 2005 compared to $10,072,000 or 22.8% of net sales, for fiscal 2004. This was mainly attributed to the change in sales mix and the increased demand for lower margin products over the corresponding year. There was also an increase in electronic material cost which could not be reflected in the selling price to customers. Finally, Deswell offered volume pricing for large orders obtained by its electronics division.
    Selling, general and administrative expenses - SG&A expenses for the year ended March 31, 2005 were $15,759,000, amounting to 12.5% of total net sales, as compared to $14,718,000 or 15.1% of total net sales for the year ended March 31, 2004.
    The SG&A expenses in the plastic segment increased by $86,000 or 0.9%, to $9,890,000 or 16.6% of net sales, for the year ended March 31, 2005 compared to $9,804,000 or 18.5% of net sales, for fiscal 2004.
    The SG&A expenses in the electronic & metallic segment increased by $955,000 or 19.4%, to $5,869,000 or 8.9% of net sales, for the year ended March 31, 2005 compared to $4,914,000 or 11.1% of net sales for fiscal 2004. The increase was primarily related to the increase in salary expenses of $542,000, other general administration expenses of $350,000 and selling expenses of $218,000 offsetting the decrease in depreciation expenses of $159,000 during the year ended March 31, 2005.
    Operating income - Operating income was $17,759,000 for the year ended March 31, 2005, an increase of $1,387,000 or 8.5% as compared with the prior year.
    On a segment basis, the operating income of plastic segment decreased $352,000 to $10,862,000 or 18.2% of net sales, in fiscal 2005 compared to $11,214,000 or 21.1% of net sales in fiscal 2004. The decrease in operating income was due to the decrease in gross profit together with the increase in SG&A expenses.
    The operating income of electronic & metallic segment increased $1,739,000 to $6,897,000 or 10.5% of net sales, in fiscal 2005 compared to $5,158,000 or 11.7% of net sales in fiscal 2004. The increase in operating income is attributable to the increase in net sales and gross profit, despite the increase in SG&A expenses described above.
    Income Taxes - Income tax expense was $576,000 for the year ended March 31, 2005, compared to $589,000 for the prior year.
    On a segment basis, the income taxes of plastic segment decreased $51,000 to $202,000 for the year ended March 31, 2005 whereas the income tax expenses for the electronic & metallic segment increased $38,000 to $374,000 for the year ended March 31, 2005, respectively. The decrease in the plastic segment was primarily due to the increase in net sales in the subsidiary which are still in tax exemption holiday period during the year ended March 31, 2005 whereas the increase in the electronic & metallic segment was due to the increase in net sales despite the tax exemption received since we relocated our trading operation to Macao in June 2004 during the fiscal year 2005.
    Minority Interest -Minority interests represent a 29% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell's electronic & metallic subsidiaries and a 49% minority interest in the subsidiary conducting marketing for Deswell's plastic and electronic businesses. In January 2003, the Company acquired an additional 20% interest in Integrated, increasing its ownership in that subsidiary from 51% to 71%. In January 2005, the marketing subsidiary ceased operations and has been dormant since then. Despite the decrease in minority interest in Deswell's electronic & metallic segment, the dollar amount of minority interest increased to $2,330,000 for the year ended March 31, 2005, from $1,957,000 in the prior year, which reflects that the electronics and metallic subsidiary generated more net income in the quarter ended March 31, 2005, compared with corresponding quarter in fiscal 2004.
    Net Income - Net income was $15,183,000 for the year ended March 31, 2005, an increase of $463,000 or 3.6%, as compared to the year ended March 31, 2004, and net income as a percentage of net sales decreased to 12.1% from 15.1%.
    Net income for the plastic segment decreased by 5.7% to $10,374,000 for fiscal 2005 compared to $10,996,000 for fiscal 2004.
The decrease in net income of the plastic segment was mainly the result of the decrease in operating income and other income offsetting the decrease in tax expenses described above.
    Net income for the electronic & metallic segment increased $1,085,000 or 29.1% to $4,809,000 for fiscal 2005 compared to
$3,724,000 for fiscal 2004. The increase in net income of the electronic & metallic segment was mainly the result of the increase in operating income offsetting the decrease in other income, the increase in income tax expenses and minority interest as described above.

    Liquidity and Capital Resources

    During the past five years, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.
    As of March 31, 2005, the Company had a working-capital surplus of $57,576,000 and cash and cash equivalent of $28,073,000. This compares with a working-capital surplus of $52,876,000 and cash and cash equivalent of $30,193,000 at March 31, 2004. The decrease in cash and cash equivalent was mainly attributed to net cash generated from its operating activities of $16,423,000 and the exercise of stock options of $9,092,000, offsetting the cash dividend distributed of $9,234,000 and the capital investment of $17,003,000 during the year. The increase in capital investment was mainly related to the construction and purchase of machinery for our new plastic-injection manufacturing plant in Dongguan.
    The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings that are used to finance accounts receivable and are generally paid with cash generated from operations. The Company has no long-term debt or short-term borrowings at March 31, 2005.
    As of March 31, 2005, the Company had in place general banking facilities with three financial institutions aggregating approximately $8,078,000. Such facilities, which are subject to annual review, include overdrafts, letters of credit, import facilities, trust receipt financing, inward bills financing as well as fixed loans. As of March 31, 2005, the Company had (i) unused credit facilities of $8,078,000 (ii) cash and cash equivalents of $28,073,000 and (iii) restricted cash of $1,040,000, which has been pledged as collateral for those credit facilities. The restricted cash of $1,040,000 and leasehold land and buildings of $1,259,000 have been pledged as collateral for those credit facilities.
    The Company expects that working capital requirements and capital additions will be funded through a combination of internally generated funds and existing facilities.

    CONTACT: The Investor Relations Group
             John G. Nesbett
             Jordan Silverstein
             212-825-3210

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                        For and on behalf of
                                                        Deswell Industries, Inc.




                                                    By: /s/ Richard Lau
                                                        ------------------------
                                                    Richard Lau
                                                    Chief Executive Officer

Date: June 28, 2005